THOMPSON  ATLANTA  BRUSSELS   CINCINNATI   CLEVELAND   COLUMBUS    DAYTON  NEW YORK  WASHINGTON, D.C.

HINE

October 3, 2007

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust  - File Nos. 333-122917 and 811-21720

Gentlemen:

Northern Lights Fund Trust (the "Trust") hereby submits Post-Effective Amendment No. 30 to the Trust’s Registration Statement on Form N-1A (the "Amendment").  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of the filing is to register a new series of the Trust, the Sierra Core Fund (the "New Series").

On behalf of the Trust, we hereby request selective review of the Amendment.  The Prospectus and Statement of Additional Information (“SAI”) of the New Series is substantially similar to the prospectuses and SAIs of the Trust previously reviewed by the Commission’s staff, except as noted herein.  The following sections of the Prospectus are materially different than the Trust’s other prospectuses: Risk/Return Summary; Fees and Expenses; Additional Information about the Fund’s Investments and Risks; Management of the Fund.  The Investment Adviser section of the SAI is materially different than the corresponding section in the Trust’s other SAIs.

If you have any comments or questions, please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP